Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 7, dated December 7, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated December 3, 2021, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

Landa Series 153 Spring Valley

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(2)($)	Monthly Rental Income(3)($)	Lease Expiration Date(4)	Monthly Property Tax($)	Insurance Expiration Date($)	Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 2174 Scarbrough Road (1)	Open	12/2/2021	-	8,529	57,105.07	1,550	7/31/2023	135	06/30/2023	36.82	8%
2.	Landa Series 153 Spring Valley Circle (1)	Open	12/2/2021	-	4,930		-1,675	06/30/23	187	06/30/2023	35.88	8%
3.	Landa Series 126 Wildwood Road (1)	Closed	12/2/2021	8/11/2022	10,000	69,321.00	1,470	3/31/2023	190	06/30/2023	34.36	8%
4.	Landa Series 137 Spring Valley Circle (1)	Open	12/2/2021	-	5,880	40,103.36	1,400	4/1/2023	191	06/30/2023	37.27	8%
5.	Landa Series 3192 Lake Monroe Road (1)	Closed	12/2/2021	4/22/2022	10,000	59,769.00	1,400	4/30/2023	73	06/30/2023	32.66	8%
6.	Landa Series 45 Robertford Drive (1)	Closed	12/2/2021	4/22/2022	10,000	92,926.00	2,204	6/30/2023	157	06/30/2023	48.79	8%
7.	Landa Series 303 Kellys Walk (1)	Closed	12/2/2021	4/27/2022	10,000	105,346.00	1,838	6/30/2023	35	08/31/2023	43.63	8%
8.	Landa Series 4085 Springvale Way (1)	Closed	12/2/2021	6/27/2022	10,000	113,687.00	2,095	8/31/2023	222	06/30/2023	44.03	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Title for this Property is held by its underlying Series.

(2)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 10,000 Shares.

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	After the Lease Expiration Date, the applicable lease agreement will become a month-to-month lease, unless the tenant provides written notice within thirty (30) days of an intention to terminate the lease agreement.